exhibit d2b

MERIDIAN FUND, INC.

AMENDMENT NO. 1 TO

INVESTMENT MANAGEMENT AGREEMENT

AND SERVICES AGREEMENT

THIS AMENDMENT NO. 1, dated effective as of October 31, 2024 (the “Amendment”) to the Investment Management Agreement and Service Agreement dated as of November 1, 2013 between Meridian Fund, Inc., a Maryland corporation (the “Corporation”) and Arrowpoint Asset Management, LLC (now known as ArrowMark Colorado Holdings, LLC), a Delaware limited liability company (the “Investment Adviser”), as amended (the “Agreement”).

WHEREAS, the Corporation is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended;

WHEREAS, pursuant to the Agreement, the Corporation has retained the Investment Adviser to furnish investment advisory and other services to the Corporation for the Meridian Small Cap Growth Fund, a series of the Corporation (the “Fund”);

WHEREAS, the parties seek to amend the Agreement to reflect a revised Schedule of Fees for the Fund;

NOW THEREFORE, in consideration of the promises and mutual convenants herein contained, it is agreed between the parties hereto as follows:

1.	Amendment.

The “Schedule of Fees Meridian Small Cap Growth Fund” to the Agreement is deleted in its entirety and replaced by the revised Schedule of Fees attached hereto.

2.	No Other Changes.

Except as amended by this Amendment, the Agreement remains in full force and effects.

3.	Miscellaneous.

The captions in this Amendment are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Amendment shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Amendment shall not be affected thereby. This Amendment shall be binding and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Colorado law.

(signature page follow)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first above written.

MERIDIAN FUND, INC., a Maryland corporation

BY:
TITLE:

ARROWMARK COLORADO HOLDINGS, LLC, a Delaware limited liability company

BY:
TITLE:

SCHEDULE OF FEES

MERIDIAN SMALL CAP GROWTH FUND

With respect to the Meridian Small Cap Growth Fund series, the fee for each one-month period from the effective date referred to above shall be the amount obtained by computing the Net Asset Value of the Portfolio as of the close of business on each business day, computing the total of such figures on the last day of each month and multiplying the resultant total Net Asset Value by 1/365 of the applicable annual fee rate indicated below. This fee shall be payable upon receipt of the Fee Statement.

Fund Assets Under Management	Incremental Management Fee
On all sums from $0 through $450 million	1.00% per Annum
On all sums in excess of $450 million through $600 million	0.90% per Annum
On all sums in excess of $600 million through $750 million	0.85% per Annum
On all sums in excess of $750 million through $900 million	0.80% per Annum
On all sums in excess of $900 million through $1.05 billion	0.75% per Annum
On all sums in excess of $1.05 billion	0.70% per Annum